

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Jeffrey D. Glidden
Executive Vice President and Chief Financial Officer
Parametric Technology Corporation
140 Kendrick Street
Needham, MA 02494

> **Re:** **Parametric Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 000-18059**

Dear Mr. Glidden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We note that since June 2009 you have pursued a "domino account strategy" and that certain filings, such as the exhibits to your current reports on Form 8-K filed on October 27, 2010 and January 26, 2011, provide detailed discussions of the company's achievement of this and other strategic goals. Please tell us how you considered including similarly detailed discussions in the MD&A sections of your annual and quarterly reports.

Results of Operations

Revenue, page 18

2.   On page 7, you state that you expect competition to intensify, which could result in price reductions for your products and services, reduced margins, and loss of market share. Please tell us how you considered discussing the extent to which changes in revenues from period to period were due to changes in prices or changes in the volume of products sold and services provided. See Item 303(a)(3)(iii) of Regulation S-K. If material, your disclosure should also discuss pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues.

Notes to Consolidated Financial Statements

B. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.   We note that you recognize revenue from fixed price consulting services that qualify for separate accounting using the percentage-of-completion method. Please describe the types of services being provided. Also, tell us why you believe it is appropriate to recognize revenue using the percentage-of-completion method. In this regard, please note that pursuant to ASC 605-35-15-6 the recognition of revenue pursuant to ASC 605-35 is not permitted for service arrangements.

4.   We note your disclosure that vendor-specific objective evidence ("VSOE") of services is "based upon [y]our recent pricing for those services when sold separately." Please describe, in detail, your methodology for establishing VSOE of maintenance services. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc). Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jeffrey D. Glidden
Parametric Technology Corporation
February 3, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief